JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

August 18, 2025

Mr. Raymond Be

Ms. Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust 333-288436 and 811-22172

Dear Mr. Be and Ms. DiAngelo Fettig:

This letter provides the responses of World Funds Trust (the “Trust”) to the comments of the Accounting and Legal staff (the “Staff) of the U.S. Securities and Exchange Commission (the “Commission”) provided to Practus, LLP on July 22, 2025 and August 5, 2025. The comments related to N-14 of the Trust, which was filed on June 30, 2025, under the Securities Act of 1933, as amended (the “N-14”). The N-14 was filed to reorganize the Altegris/AACA Opportunistic Real Estate Fund, a series of Northern Lights Fund Trust into the LDR Real Estate Value-Opportunity Fund (the “Fund”), a series of World Funds Trust. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the N-14.

Legal Comments

1.	Comment: In the Q & A section, the response to the Question regarding whether the value of a shareholders investment will change as a result of the approval of the proposed Reorganization states that, “The Reorganization of the Target Fund generally is not expected to result in the recognition of material gain or loss by Target Fund or its shareholders for federal income tax purposes.” Elsewhere in the N-14 it states that no gain or loss will be realized. Please harmonize, and to the extent there may be gain or loss, please supplementally advise under what circumstances that would happen.

Response: The Trust has revised the disclosure to address the Staff’s comment.

2.	Comment: In the Overview section, briefly discuss the business purpose of the merger in this section.

Response: The Trust has revised the disclosure to address the Staff’s comment.

3.	Comment: In the Comparison of Fee Tables and Expense Examples, the first table states in footnote 4 that LDR has contractually agreed to waive its fees and reimburse expenses so that the annual fund operating expenses for the Fund do not exceed 1.55%. It appears to be 1.80% in the table under the Acquiring Fund (Pro Forma). Please reconcile or correct.

Mr. Raymond Be
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 18, 2025

Response: The Trust notes that the contractual fee waiver excludes 12b-1 plan expenses, which is 0.25% for the Acquiring Fund. Accordingly, the 1.80% net Total Annual Fund Operating Expenses correctly reflects a 1.55% expense cap plus the 0.25% 12b-1 plan expenses.

4.	Comment: In the table comparing the Principal Investment Strategies of the Target Fund and the Acquiring Fund, rather than placing the respective strategies into two columns, consider summarizing the most significant differences between how the Target fund was managed and how the combined fund will be managed so that Target fund investors clearly understand how the nature of their investment will change. For example, highlight whether there are any significant differences in the types of investments in the Target Fund’s portfolio versus the post-merger fund.

Response: The Trust is declining to adjust the disclosure in response to the Staff’s comment. The Trust believes that the disclosure as presented is appropriate for the shareholders and is consistent with presentations done by other industry participants.

5.	Comment: Discuss whether the Fund anticipates any repositioning of the Target Fund’s portfolio to be consistent with the Fund’s post-merger strategy. If it anticipates such repositioning, discuss the extent and the anticipated costs of such repositioning.

Response: The Fund does not anticipate any material change or repositioning of the Target Fund’s portfolio to be consistent with the Fund’s post-merger strategy.

6.	Comment: In the section, “Comparison of Investment Restrictions,” clarify whether the Target Fund may or may not do the activities in the first column of that table.

Response: The Trust has revised the disclosure to indicate that the Target Fund may not do the activities listed in the first column.

7.	Comment: In the section, “Federal Income Tax Consequences,” in the fourth paragraph after the bulleted list, the disclosure states “[t]he Reorganization could result in a number of different limitations on the Acquiring Fund’s ability to use realized and unrealized losses of the Target Fund or the Acquiring Fund, the Reorganization could result in a number of different limitations on the Acquiring Fund’s ability to use realized and unrealized losses of the Target Fund or the Acquiring Fund.” To the extent the Trust is aware of significant amounts of such accounts, please provide disclosure, including the sizes of such accounts as of a recent date.

Response: The Trust declines to make any changes to the disclosure in response to the Staff’s comment because whether or not any losses will be limited is dependent upon the relative trading prices of each Fund at the time of the merger.

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Mr. Raymond Be
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 18, 2025

8.	Comment: Please apply the preceding comment to the fifth paragraph after the bulleted list in the Federal Income Tax Consequences regarding capital loss carryforwards.

Response: The Trust declines to make any changes to the disclosure in response to the Staff’s comment because whether or not any losses will be limited is dependent upon the relative trading prices of each Fund at the time of the merger.

9.	Comment: In the section “Federal Income Tax Consequences,” the last sentence of the eighth paragraph discloses “[a]s a result of these rules, taxable shareholders may pay more taxes, or pay taxes sooner, as a result of a Reorganization than they would have if the Reorganization did not occur.” To the extent the Registrant anticipates this happening, please discuss in more detail.

Response: The Fund is unable to say at this time whether these rules will apply because the application of these rules will depend on the market values of the portfolio securities at the time of the Reorganization.

10.	Comment: In the section “Investment Advisers, Sub-Advisers, Portfolio Managers and Manager of Managers Structure,” and specifically the subsection, “Manager of Managers Structure,” the disclosure indicates that the Acquiring Fund, LDR and WFT plan to file an exemptive application. Please update this disclosure to state, if true, that an order has not been granted and that it is uncertain whether it will be granted.

Response: The Trust has revised the disclosure in response to the Staff’s comment.

Accounting Comments

General Comments

1.	Comment: The Staff noted that the N-14 Filing is not eligible for immediate effectiveness under Rule 488 as it is missing certain information, including specifically the consent of the auditor for the AACA Fund and certain other financial information. The Staff request that the Trust file a delaying amendment and then follow on with an amendment to the N-14 (the “Amended N-14”).

Response: The Trust acknowledges the Trust’s comment and will file a delaying amendment.

2.	Comment: The Staff noted that in addition to filing a copy of the AACA Fund’s auditor’s consent, the Trust should also file an updated consent for the Acquiring Fund.

Response: The Trust acknowledges the Trust’s comment.

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Mr. Raymond Be
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 18, 2025

Shareholder Letter

3.	Comment: Please disclose the basis for the share class selection (i.e., disclose why Classes A and C of the Target Fund were chosen to go into the Platform Shares of the Acquiring Fund and Class I of the Target Fund were chosen to go into the Institutional Shares of the Acquiring Fund.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Summary

4.	Comment: The Staff requests that if there are any material differences in the valuation or pricing policies and procedures of the WFT and the NLFT that would cause an adjustment on the merger date, please disclose those differences and quantify such adjustments in the capitalization table. The Staff notes that the Target Fund holds a Level 3 security, which has triggered this comment.

Response: The Trust confirms that there are no material differences in the valuation and pricing policies and procedures of the WFT and NLFT, and therefore, no adjustments to the capitalization table are needed.

5.	Comment: Please explain supplementally if there is any portfolio repositioning as a result of the Reorganization. If so, please quantify and add disclosure to this effect. If not, please consider adding disclosure to this effect.

Response: The investment adviser to the Acquiring Fund has advised that it does not anticipate that there will be any portfolio repositioning as a result of the Reorganization. The Trust is declining to add disclosure to this effect.

6.	Comment: The Staff notes the response to the fourth question indicates that there are no indirect expenses anticipated as part of the Reorganization. Please explain what indirect expenses are.

Response: The Trust is declining to add this disclosure and will instead delete the indirect expense disclosure as no indirect expenses are anticipated to be incurred.

7.	Comment: In the response to the fourth question, please add disclosure regarding the rationale for the costs of the Reorganization being allocated to the Target Fund.

Response: The Trust has revised the disclosure to address the Staff’s comment.

8.	Comment: The response to the fifth question discusses whether there will be an increase in the fees and expenses paid by shareholders as a result of the Reorganization. Consider adding information regarding other structural aspects of the expenses of the Acquiring Fund (the current disclosure addresses the management fee and the net expense ratio after giving effect to the expense limitation arrangement).

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Mr. Raymond Be
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 18, 2025

Response: The Trust is declining to revise the disclosure in response to this comment. This section is intended to provide summary information, and the Trust has determined that the information provided is appropriate. The Trust notes that more detailed information is provided later in the N-14 Filing.

9.	Comment: The response to the ninth question discusses whether the value of a shareholder’s investment will change as a result of the Reorganization. The Staff questions the use of the term “material” in the response that indicates that the “Reorganization of the Target Fund generally is not expected to result in the recognition of material gain or loss by Target Fund or its shareholders for federal income tax purposes.” The Staff questions whether this will be consistent with the tax opinion and if it necessary to be qualified in this manner.

Response: The use of the word “material” was meant to address the case where cash is received in lieu of fractional shares. Because fractional shares are expected to be issued, we have removed the word “material.”

Combined Proxy Statement/Prospectus – Introductory Pages

10.	Comment: Please incorporate by reference the Target Fund’s financial statements and include appropriate hyperlinks.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Combined Proxy Statement/Prospectus – “Comparison of Fee Tables and Expense

11.	Comment: Please confirm that the fees represented are current in accordance with Item 3 of the Form N-14. Please disclose that fee table does not reflect the cost of the reorganization allocated to the Acquiring Fund, and add a footnote disclosure with an estimate of the Reorganization cost quantified in dollars and basis points.

Response: The Trust has revised the disclosure to address the Staff’s comment.

12.	Comment: The fee table does not show the Shareholder Fees for the Target Fund. Please revise to include the full fee table presentation.

Response: The Trust has revised the disclosure to address the Staff’s comment.

13.	Comment: The fee table disclosure in the most current Prospectus for the Acquiring fund carves out certain non-recurring fees and expenses. The Staff requests that the carve out and related footnote disclosure be added to the fee table presentation in the N-14 Filing. The Staff also requests that the Trust verify supplementally that the referenced non-recurring fees and expenses are, in fact, non-recurring.

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Mr. Raymond Be
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 18, 2025

Response: The Trust has revised the disclosure to include the non-recurring fee and expense information as reflected in the most current prospectus of the Acquiring Fund. Additionally, the Trust confirms that the expenses that have been carved out are, in fact, non-recurring. The fees and expenses in the most current prospectus of the Acquiring Fund relate to a proxy solicitation related to the appointment of trustees. The Trust fully expects that this type of initiative will not occur again in the near future. Similarly, the Trust believes that the expenses associated with the Reorganization are non-recurring.

14.	Comment: Please correct footnote 2, if appropriate, to indicate that the expense limitation arrangement extends to 2026 rather than 2025.

Response: The Trust has revised the disclosure to address your comment.

15.	Comment: Please confirm in correspondence that any amounts of the Target Fund that are subject to recoupment are not being carried over to the Acquiring Fund after the Reorganization.

Response: The Trust confirms that amounts of the Target Fund that are subject to recoupment are not being carried over to the Acquiring Fund after the Reorganization.

16.	Comment: Please add to the end of the last sentence in footnote 3 to each fee table the clause “and at the time the waiver or reimbursement is recouped.”

Response: The Trust has revised the disclosure to address your comment.

17.	Comment: The pro forma fee and expense table for the Acquiring Fund – Institutional Class reflects an amount of estimated recoverable expenses even though such amount is below the expense cap. Please adjust the fee table accordingly.

Response: The Trust has revised the disclosure to address your comment.

18.	Comment: In the Expense Examples, include disclosure regarding how long the waivers have been factored into the calculations.

Response: The Trust has revised the disclosure to address your comment.

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Mr. Raymond Be
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 18, 2025

Combined Proxy Statement/Prospectus – “Comparison of Distributors, Rule 12b-1 Plans, Shareholder Services Plans, and Purchase, Redemption and Valuation Policies

19.	Comment: With respect to the comparison of the Fair Valuation, please explain why the Target Fund states “None”.

Response: The Trust has revised the disclosure to describe the Target Fund’s fair valuation policies.

Combined Proxy Statement/Prospectus – “Approval of Plan of Reorganization – Target Fund

20.	Comment: Please correct the year typo on page 38 from March 27, 2024 to 2025.

Response: The Trust has revised the disclosure to address your comment.

21.	Comment: Please correct the typo in the second sentence of the fourth paragraph (“Fud” to “Fund”).

Response: The Trust has revised the disclosure to address your comment.

22.	Comment: The Staff notes that the fourth line of the fourth paragraph indicates that the Target Fund’s Board considered that the use of “options” as between the Target Fund and the Acquiring Fund. However, no options are listed in the Target Fund’s financial statements. The Staff wonders whether this was intended to be a reference to shorts sales. The Staff also notes that this paragraph discusses the Class A and C Shares but does not mention the Class I Shares, and the Staff asks whether a discussion of the Class I Shares should be noted.

Response: The disclosure regarding the use of options by the Target Fund is accurate.  The Fund notes that the Target Fund’s financial statements are only a snapshot of the Target Fund’s portfolio holdings as of the reporting date, but that does not preclude the use of options during the relevant reporting period. The disclosure has been updated to discuss Class I Shares of the Target Fund.

Combined Proxy Statement/Prospectus – “Federal Income Tax Consequences”

23.	Comment: Please disclose the amount of capital loss carry forwards of the Target Fund.

Response: The Trust has revised the disclosure to address your comment.

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Mr. Raymond Be
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 18, 2025

Combined Proxy Statement/Prospectus – “Capitalization”

24.	Comment: Please confirm that the information is as of a date within 30 days of the filing date or describe in the correspondence filing that there are no material differences in the information as presented. Additionally, please describe in this section how the classes will be merged.

Response: The Trust has revised the disclosure to address your comment, including updating the information to a date within 30 days of the filing of the amended N-14 filing.

Combined Proxy Statement/Prospectus – “Appendix B”

25.	Comment: Please provide the financial highlights for all share classes of the Target Fund and the Acquiring Fund.

Response: The Trust has revised the disclosure to address your comment.

26.	Comment: Please consider deleting the first or third sentence of the first paragraph as they are repetitive.

Response: The Trust has revised the disclosure to address your comment.

27.	Comment: Please reference the Target Fund’s auditor in the same manner as the auditor of the Acquiring Fund is referenced.

Response: The Trust has revised the disclosure to address your comment.

Statement of Additional Information

28.	Comment: Please adjust the disclosure to incorporate by reference the Acquiring Fund’s financial statements and include appropriate hyperlinks.

Response: The Trust has revised the disclosure to address your comment.

29.	Comment: The Staff notes that the supplemental financial information does not include the disclosure called for by Regulation S-K, Rule 6-11(d). Please also reference the Dear CFO Letter of 2023-02 for Staff expectations in this regard.

Response: The Trust has revised the disclosure to address your comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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